UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No.  )*


                   Fairfield Communities, Inc.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           0003042311
                         (CUSIP Number)



Check the following box if a fee is being paid with the statement.
     X

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 7 Pages

CUSIP No. 0003042311           13G              Page 2 of 7 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          General Motors Investment Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER
          -0-

6.   SHARED VOTING POWER
          774,828 shares

7.   SOLE DISPOSITIVE POWER
          -0-

8.   SHARED DISPOSITIVE POWER
          774,828 shares

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          774,828 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.5%

12.  TYPE OF REPORTING PERSON*
          IA, CO

                          SCHEDULE 13G


Item 1
     (a)  Name of Issuer:

          Fairfield Communities, Inc.

     (b)  Name of Issuer's Principal Executive Offices:

          2800 Cantrell Road
          Little Rock, Arkansas 72202

Item 2
     (a)  Name of Person Filing:

          General Motors Investment Management Corporation
          ("GMIMCo")

     (b)  Address of Principal Business Office or, if none,
          Residence:

          767 Fifth Avenue
          New York, New York 10153

     (c)  Citizenship

          Delaware

     (d)  Title of Class of Securities:

          Common stock, par value $.01 per share ("Fairfield
          Common")

     (e)  CUSIP No.:

          003042311

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

     (a) Broker or Dealer registered under Section 15 of the Act

     (b)       Bank as defined in section 3(a)(6) of the Act

     (c) Insurance Company as defined in section 3(a)(19) of the Act

     (d) Investment Company registered under section 8 of the Investment Company Act

     (e)  X    Investment Adviser registered under section 203 of
               the Investment Advisers Act of 1940

                        Page 3 of 7 Pages

     (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or
               Endowment Fund

     (g)       Parent Holding Company, in accordance with
               Section 240.13d-1(b)(ii)(G)

     (h)       Group, in accordance with Section 230.13d-1(b)(1)(ii)(H)


Item 4    Ownership

     GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans ("Plans") of General Motors Corporation ("GM") and its subsidiaries and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities.

     GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans (except that a committee (the "Pension Investment Committee or "PIC") established by, and whose members are appointed by, the Finance Committee of the Board of Directors of GM, acting in its capacity as the named fiduciary with respect to the Plans under the Employee Retirement Income Security Act of 1974, as amended, retains the power to select and terminate GMIMCo itself as an investment manager and must approve transfers of assets from management of external investment managers to internal investment management by GMIMCo aggregating more than 1% of the Plans' assets in any calendar quarter). One investment manager acting with respect to the Plans is Magten Asset Management Corp. (the "External Manager"). The External Manager has discretionary authority over the assets of the Plans which it manages including voting and investment power with respect to shares of Fairfield Common included among such assets. In view of GMIMCo's authority to terminate the External Manager, the following information is being provided as of December 31, 1993 with respect to such shares of Fairfield Common under management by the External Manager for the benefit of the Plans<F1>:

          (a)  Amount Beneficially Owned:

               774,828 shares

<F1> Pursuant to Rule 13d-4, GMIMCo expressly declares that the filing of this statement shall not be construed as an admission that it is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

                        Page 4 of 7 Pages

          (b)  Percent of Class:

               6.5%

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:  0

              (ii)  Shared power to vote or to direct the vote:
                    same as set forth under Item 4(a) above

             (iii)  Sole power to dispose or to direct the
                    disposition of:  0

              (iv) Shared power to dispose or to direct the disposition of: same as set forth under
                    Item 4(a) above.

          The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of Fairfield Common and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo to the extent noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

Item 5    Ownership of Five Percent or Less of a Class:

          Not applicable

Item 6    Ownership of More Than Five Percent on Behalf of
          Another Person:

          The Finance Committee of the Board of Directors of GM as the named fiduciary of the Plans and the PIC each have the authority to direct that payments be made from one or more of the trusts under the Plans (which may include dividends from or proceeds from the sale of shares of Fairfield Common held under management by the External Manager for the benefit of such trusts) to other trusts under the Plans and to other persons.

                        Page 5 of 7 Pages

Item 7    Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company:

          Not applicable

Item 8    Identification and Classification of Members of the
          Group:

          Not applicable

Item 9    Notice of Dissolution of Group:

          Not applicable

Item 10   Certification:

          By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                        Page 6 of 7 Pages

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 7, 1994     GENERAL MOTORS INVESTMENT
                             MANAGEMENT CORPORATION



                             By:  /s/ R. Charles Tschampion
                             ___________________________________
                             Name:  R. Charles Tschampion
                             Title:  Vice President

                        Page 7 of 7 Pages